File No. 70-_______
                (Monongahela Power Asset Transfer)

                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                             FORM U-1

                      APPLICATION/DECLARATION

                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                 _________________________________

Allegheny Energy, Inc.         Allegheny Energy Supply Company,LLC
10435 Downsville Pike          Roseytown Road
Hagerstown, Maryland 21740     R.R. 12, P.O. Box 1000
                               Greensburg, Penna. 15601

Monongahela Power Company      Allegheny Energy Service Corporation
(d/b/a Allegheny Power)        10435 Downsville Pike
1310 Fairmont Avenue           Hagerstown, Maryland 21740
Fairmont, West Virginia 26554

                __________________________________


                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                    Hagerstown, Maryland 21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                          Declaration to:

                     Thomas K. Henderson, Esq.
                 Vice President and General Counsel
                       Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                       Anthony Wilson, Esq.
                         Senior Attorney
               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                    TABLE OF CONTENTS
Page
Item 1. Description of Proposed Transaction  . . . . . . . . . . 3

     A.   Introduction and Summary of the Proposed Transaction . 3
     B.   Background  . . . . . . . . . . . . . . . . . . . . .  4

     C.   Regulatory Environment . . . . . . . . . . . . . . . . 6
       1.   West Virginia . . . . . . . . . . . . . . . . . . .  6
       2.   Ohio . .  .  . . . . . . . . . . . . . . . . . . . . 7
       3.   Federal Energy Regulatory Commission . . . . . . . . 8

     D.   Overview of Requested Authorizations . . .  . . . . .  8
       1.   The Transaction   . . . . . . . . . . . . . . . . .  8
         i.   Formation of Subsidiaries . . . . . . . . . . . .  8
         ii.  Capitalization of Subsidiaries . .  .. . . . . . . 8
         iii. Transfers  . . . . . . . . . . . .. . . . . . . .  9
       2.   Agreements . . . . . . . . .  . . . . . . .  . . . . 9
       3.   Capitalization Ratios . . . .. . . . .. . . . . . . 10

Item 2. Fees, Commissions and Expenses . . . . . . . . . . . . .10

Item 3. Applicable Statutory Provisions  . . . . . . . . . . . .10

     A.   Sections 9 & 10  . . . . . . . . . . . . . . . . . . .10
       1.   Compliance with State Law . . . . . . . . . . . . . 11
       2.   Capital Structure Not Unduly Complicated . . . . . .11
       3.   Consideration is Fair and Reasonable . . . . . . . .12
     B.   Section 12 & Rule 46 . . . . . . . . . . . . . . . . .12
     C.   Section 13(b) Compliance  . . . . . . . . . . . . . . 13
     D.   Rule 54 Compliance . . . . . . . . . . . . . . . . . .13

Item 4. Regulatory Approvals . . . . . . . . . . . . . . . . . .14

Item 5.  Procedure  . . . . . . . . . . . . . . . . . . . . . . 14

Item 6.  Exhibits and Financial Statements  . . . . . . . . . . 14

     A.   Exhibits  . . . . . . . . . . . . . . . . . . . . .  .14
     B.   Financial Statements  . . . . . . . . . . . . . . . . 14

Item 7.  Information as to Environmental Effects  . . . . . . . 16



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Item No. 1.    DESCRIPTION OF THE PROPOSED TRANSACTION

     A.   Introduction and Summary of the Proposed Transaction

      Allegheny Energy, Inc. ("Allegheny"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Act"), Monongahela Power Company ("Monongahela Power"),
a wholly owned combination gas and electric utility subsidiary of Allegheny, Allegheny Energy Service Corporation ("AESC"), and Allegheny Energy Supply Company, LLC ("Genco"),<F1> a wholly owned
generating   company   subsidiary  of   Allegheny   (collectively,
"Applicants"),<F2> hereby file this application-declaration with the Securities and Exchange Commission ("Commission") under Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 43(a), 44, 45, 46, 54, 90 and 91 under the Act seeking authorization to: (1) form
and   capitalize   two   corporations;  (2)  indirectly   transfer
Monongahela Power Company's electric generating assets and other rights and obligations to Genco; (3) issue notes; and, (4) enter
into   leaseback,   service,   debt  assumption,   and   operating
agreements.   An  order is requested not later than  December  31,
2000.   Closing  the  transaction is planned for  not  later  than
January 15, 2001, assuming all necessary regulatory approvals have been obtained.

     As part of the ongoing restructuring in the electric utility industry, Monongahela Power has filed restructuring applications and / or compliance plans with the utility regulatory commissions of the states of West Virginia and Ohio. The filings, among other things, seek final authorization to separate (unbundle) electric generation from transmission and distribution and transfer it to an affiliate. In both states the restructuring plans have been negotiated, contested, and/or the subject of regulatory hearings. Each of the states has issued, or is in the final process of issuing, final orders. In anticipation of those orders Monongahela Power now seeks Commission approval for it and/or its subsidiaries to: (1) form and capitalize one first tier single member limited liability corporation ("MP Transferring Agent, LLC") and a second tier corporation ("MP Genco") for the purpose of transferring and / or holding electric generating assets, rights, interests, and obligations; (2) to transfer the electric generating assets, rights, interests, and obligations Genco; (3) issue notes; and (4) enter into leaseback, debt assumption, service and operating agreements. Monongahela Power's request is consistent with earlier orders issued by this Commission wherein Monongahela Power's sister utilities in the Allegheny system, West Penn Power Company and Potomac Edison, received approval to transfer electric generating assets, rights, interest and related


<F1>  In  File  No. 70-9683 (filed May 25, 2000), Genco, among other things, is seeking authorization to, directly or indirectly through one or more exempt subsidiaries or intermediate companies, engage in Rule 58 activities; acquire interests in, finance the acquisition of, and/or hold the securities of, one or more Exempt Wholesale Generators ("EWG"). Genco is not an EWG nor are there any plans for Genco to become an EWG.
<F2> Monongahela Power and it wholly owned subsidiary the Mountaineer
Gas Company, along with West Penn Power Company and The Potomac Edison Company ("Potomac Edison") collectively d/b/a Allegheny Power, deliver electricity and natural gas to about 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and
West  Virginia.   Allegheny  Power,  together  with  Genco  (which
operates and markets competitive retail and wholesale electric generation and operates regulated electric generation for its affiliates), and Allegheny Ventures (which actively invests in and
develops   energy-related   projects  through   Allegheny   Energy
Solutions   and  telecommunications  projects  through   Allegheny
Communications   Connect  ("ACC"),  an  exempt  telecommunications
company ("ETC")), make up the Allegheny system.




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obligations to Genco.<F3>  The proposed transaction is essentially the  same  as  the  West  Penn Power Company  and  Potomac  Edison
transactions.    Moreover,  just  as   in   the   Potomac   Edison
transaction: 1) Monongahela Power's generating assets must be released from the first mortgage; and 2) at the end of the transaction, the generation will be merged with the existing affiliate generating company - Genco.<F4>

     B.   Background

     Monongahela Power provides electric service to approximately 351,000 West Virginia customers<F5> and approximately 28,000 Ohio
customers.<F6>   Additionally, through its West   Virginia   gas
operations and its wholly owned subsidiary Mountaineer Gas, Monongahela Power provides natural gas service to approximately
224,000 customers  in  West  Virginia.<F7>  Monongahela Power   is
headquartered in Fairmont, West Virginia. For the twelve months ended December 31, 1999, Allegheny's revenues were approximately $2.8 billion. Monongahela Power contributed $673 million or 24% of Allegheny's revenues. As a public utility, Monongahela Power is subject to regulation in each of the states in which it
operates.   Additionally, the Federal Energy Regulatory Commission
("FERC"), under section 203 of the Federal Power Act, has jurisdiction over the sale, lease, or other disposition of Monongahela Power's utility assets.<F8> FERC also has jurisdiction over Monongahela Power's wholesale power transactions.

     West Virginia and Ohio each regulate a different "slice" of the Monongahela Power's generating assets. The extent of their jurisdiction, or the regulated "slice," is based on the portion of the output of electricity delivered to end-users and capacity committed from the power stations, or portions thereof, owned by Monongahela Power. This concept is commonly referred to as the "jurisdictional allocation" or "allocation." Monongahela Power's generating assets are allocated as follows: 87% to West Virginia; and 13% to Ohio.

<F3> See Allegheny Energy, Inc., Holding Co. Act Release No.35-27101,
Order  Authorizing  Formation of Subsidiary Company;  Transfer  of
Assets   to  Generation  Company;  Issuance  and  Acquisition   of
Securities;   Capital   Contributions;  and   Service   Agreements
(November 12, 1999). See also Allegheny Energy, Inc., Holding Co. Act Release No.35-27205, Order Authorizing Formation of Subsidiary Companies; Transfer of Assets and Liabilities to Generation Company; Issuance of Notes; Payment of Dividends; Intersystem Service Agreements; Reservation of Jurisdiction (July 31, 2000).
<F4> States of incorporation for each entity is as follows: Allegheny
-  Maryland,  Monongahela  Power - Ohio;  Genco  -  Delaware,  and
Allegheny   Energy   Service   Corporation   -   Maryland.     The
subsidiaries, which are proposed herein, MP Transferring Agent, LLC and MP Genco. will be incorporated in Delaware.
<F5>  In Holding Co. Act Release No. 27121 (December 23, 1999)., the
Commission  approved Monongahela Power's purchase of the  electric
assets  and  retention of gas assets of West Virginia  Power.   In
Holding Co. Act Release No. 35-27210 (August 11, 2000), the Commission approved Monongahela Power's acquisition of 100% of the outstanding securities of the Mountaineer Gas Company.
<F6>  Monongahela  Power's sister operating company, Potomac Edison, also  provides  electric  service to  approximately  100,000  West
Virginia customers.
<F7> See Holding Co. Act Release No.35-27210 (August 11, 2000)
<F8> 16 U.S.C. 824b(a) (1994).

     Monongahela Power proposes to leave the generating business in its entirety. To accomplish this Monongahela Power proposes to transfer its electric generating assets, related assets, related
liabilities,   and   other   rights   and   interests   to   Genco
("Transaction").<F9>   Transferring less than 100% of the generating
function  would  result  in  reduced  efficiencies  due   to   the
complexities of the various standards and rules of conduct. Moreover, as the generation assets are common assets it would be inefficient to attempt to sub-divide the physical operations.

     Monongahela  Power  holds undivided ownership  interests  in:
electric   generating  stations  ("Generating  Assets");   certain
generation   related  assets  ("Related  Assets");   and   certain
generation    related    liabilities   ("Related    Liabilities").
Monongahela Power's undivided ownership interests in Generating Assets consist of a: 25% interest in Unit No. 1 and a 20% interest in Unit No. 2 of the Fort Martin Power station located at Maidsville, West Virginia; 66% interest in the Albright Power Station located at Albright, West Virginia; 25% interest in the Harrison Power Station located at Shinnston, West Virginia; 27.5% interest in the Hatfield's Ferry Power Station located at Masontown, Pennsylvania; <F10> 25% interest in the Pleasants Power Station, located at Saint Mary's, West Virginia; 100% interest in the Willow Island Station located at Willow Island, West Virginia; and 100% interest in the Rivesville Station located at Rivesville, West Virginia.<F11>

       Monongahela Power's Related Assets consist of current assets, deferred charges, cash and temporary cash investments, and the value of the investment in an undivided 27% ownership interest in  the  stock of Allegheny Generating Company ("AGC"), a Virginia
corporation  which it jointly owns with Genco.   AGC  owns  a  40%
undivided interest in a pumped storage hydroelectric generating facility and related transmission facilities ("Bath County Rights and Obligations") located in Bath County, Virginia, 73% of which ownership has already been transferred to Genco in the form of AGC stock interests. Related Liabilities include accounts payables, accrued taxes, tax deferrals, pollution controls bonds,<F12> and other
deferred  credits.   Related  Liabilities  do  not  include  first
mortgage  bonds.   Monongahela Power  is  of  the  view  that  the
transfer of the Generating Assets but not Related Liabilities would negatively impact the debt to equity ratios of Monongahela Power and would be contrary to generally accepted cost allocation


<F9>  In  Holding Co. Act Release Nos. 27101 and 27205, respectively, the Commission, among other things, authorized the formation of LLCs formed to facilitate, hold, and then transfer all the electric generating assets, rights, interests and associated liabilities of Allegheny's wholly owned utility subsidiaries West
Penn Power Company and Potomac Edison.
<F10>  In 1967, Monongahela Power applied for and received a certificate of public convenience from the Pennsylvania Public Utility
Commission (Pennsylvania Commission) relating to the construction, ownership and operation of its undivided interest in the Hatfield's
Ferry Station located in Pennsylvania. The certificate was limited to the site of the station and precluded Monongahela Power from furnishing electric service to the public without further Commission approval. The Pennsylvania Commission has already approved the transfer of West
Penn Power's interest in this station to Genco. Monongahela Power will take any necessary actions before the Pennsylvania Commission requesting abandonment of this certificate.
<F11>  The  jurisdictional allocation is calculated as  follows, for example using West Virginia - the value of Monongahela Power's undivided interest in the Fort Martin Power Station would be calculated by multiplying the 87% West Virginia allocation by the dollar value of Monongahela Power's 25% undivided interest in Fort
Martin.
<F12> Notwithstanding the transfer of the payment obligation to Genco,
Monongahela Power will remain liable for the pollution control bonds by operation of the terms and conditions thereof.

practices.   Monongahela Power also has a 3.5% ownership  interest
in the Ohio Valley Electric Corporation ("OVEC"),<F13> an investor owned utility ("Other Rights and Interests").<F14>

     Monongahela Power seeks authority to indirectly transfer to Genco its undivided interests in its Generating Assets, Related Assets, Related Liabilities, and Other Rights and Interests corresponding to the jurisdictional allocation for West Virginia, Ohio and the FERC. Finally, as more fully described in this application, Applicants seek authority for MP Transferring Agent, LLC and Genco to accept and receive Monongahela Power's aforementioned undivided interests.

     C.     Regulatory Environment

          1.   West Virginia

     On May 26, 2000, Monongahela Power and Potomac Edison filed a petition seeking West Virginia Public Service Commission ("WV PSC") approval for a transfer of their West Virginia generation assets to an affiliate, [Genco]. On June 16, 2000, the Commission issued an Order in that proceeding. In that Order, the Commission found that the filing was unnecessary for the Potomac Edison generation assets because the Commission had approved the transfer of Potomac Edison generation assets on or after July 1, 2000 in its order of January 28, 2000. The Commission made no such finding with regard to the Monongahela Power generation assets and dismissed the proceeding for both companies. Subsequently, the Commission granted a Motion for Reconsideration filed by the West Virginia Consumer Advocate Division and on June 23, 2000, the parties filed a Stipulation wherein, among other things, the parties agreed on a general outline of the procedures to be used by Monongahela Power at such time as it sought to transfer its generation assets.

     The WV PSC adopted the Stipulation and ordered that at least sixty days prior to any proposed sale, transfer or other disposition of its generation assets in advance of the starting date of customer choice by which retail customers in West Virginia will be able to chose their generation supplier (the "Plan"), Monongahela Power submit a petition seeking Commission approval for such disposition. Such filing must, in accordance with the Stipulation, contain a full and complete description of the assets to be transferred and detail of the book value of the transferred assets. In addition, such filing must set forth
Monongahela Power's agreement to adhere to the rate, consumer, capacity, and tax neutrality protections in the Plan.

     On   August  15,  2000,  pursuant  to  the  WV  PSC's  order,
Monongahela Power filed with the WVPSC a petition for approval to transfer its West Virginia jurisdictional generation assets.<F15>


<F13>  Allegheny  assigned 28% of its 12.5% ownership  interest (and corresponding power purchase interest) to Monongahela Power. Allegheny's assignment of 28% of its 12.5% ownership interest translates into a 3.5% ownership interest in OVEC (out of the original 12.5%).
<F14>  Applicants  also  intend to transfer  contractual  rights and
obligations   corresponding  to  four  jointly  owned   generation
facilities  ("Joint-Owner Operation Agreements")  and  OVEC.   The
jointly  owned  facilities  are Fort  Martin,  Harrison,  Hatfield
Ferry, Albright, and Pleasants - each of which is operated pursuant to an operating agreement ("Joint Operating Agreement"). Each of the Joint-Owner Operation Agreements has a clause which provides that "[t]his Agreement shall continue in full force and effect for a period of 45 years from the date hereof and for such longer period as the Companies shall by mutual agreement continue to operate any of the units at the Station."
<F15>  See  Exhibit D-1, In the Matter of the Petition of Monongahela
Power  Company for Transfer of Generation Assets (file August  15,
2000). As to its ownership of generation located in Pennsylvania, see footnote 10.

          2.   Ohio

     In June, 2000, Monongahela Power filed a proposed stipulation and agreement with the Public Utility Commission of Ohio ("PUCO") for approval of a transition plan to competition, including the
functional   separation  of  its  generating   assets   from   its
transmission and distribution assets.<F16> Among other things, the Parties to the stipulation agreed and recommended to the PUCO that the Monongahela Power be permitted and allowed to transfer its generation assets at book value on or after January 1, 2001, to an affiliate or other party without any further or additional PUCO review or action necessary, including any review or action that may have been necessary relating to the transfer of transmission, distribution, or ancillary service provided by such generating
assets.   An order addressing the stipulation is expected in  mid-
October.

          3.   Federal Energy Regulatory Commission

     Pursuant to Section 203 of the Federal Power Act, 16 U.S.C. 824b (1994), and Part 33 of the FERC's regulations thereunder, 18 C.F.R. Part 33 (1999), Monongahela Power and Genco filed an application with the FERC on September 8, 2000.<F17> The application requested FERC's approval to transfer: (1) Monongahela Power's
step-up   transformers;  (2)  securities  evidencing   Monongahela
Power's ownership interest in AGC; (3) certain wholesale power purchase and supply agreements, including those jurisdictional agreements Monongahela Power may enter into between the date of this Application and the date of the proposed asset transfer; and
(4) Monongahela Power's pollution control and solid waste bonds associated with the transferred generating assets. An order is expected within sixty (60) days of the date of application.

     D.    Overview of Requested Authorizations

         1.   The Transaction

               i.   Formation of Subsidiaries

     Monongahela Power seeks authorization to form two wholly owned subsidiaries - one a first tier and one a second tier subsidiary. The first tier subsidiary will be a limited liability company, MP Transferring Agent, LLC and will be formed for the purpose of acquiring the Generating Assets, Related Assets,
Related Liabilities, and Other Rights and Interests from Monongahela Power. The other, MP Genco, will be a second tier subsidiary of MP Transferring Agent, LLC and will be formed the


<F16> See Exhibit D-3, Stipulation and Agreement In the Matter of the
Application of Monongahela Power Company, d.b.a. Allegheny Power ("Monongahela Power"), Pursuant to Ohio Revised Code 4928.31 for Approval of Monongahela Power's Transition Plan and for the Opportunity to Receive Transition Revenues as Authorized by Ohio Revised Code 4928.31 to 4928.40 (June, 2000).
<F17>  See,  Exhibit D-5, Application of Monongahela  Power  to FERC
(filed September 8, 2000).

purpose of acquiring the aforementioned Generating Assets, Related Assets, Related Liabilities, and Other Rights and Interests from MP Transferring Agent, LLC.<F18>

     Legitimate business reasons exist for the formation, capitalization and temporary existence of MP Transferring Agent, LLC and MP Genco, because they are essential to minimize the tax and transactional costs of reorganization and transition to competition. Monongahela Power and Allegheny believe that these advantages offset the need to create a temporary entity and are consistent with prior orders. MP Transferring Agent, LLC will be liquidated as soon as the transfers contemplated herein are completed.

               ii.  Capitalization of Subsidiaries

     As of January 1, 2000, Monongahela Power proposes to make an initial capital contribution to MP Transferring Agent, LLC in the amount of $200,000 in government collateralized repurchase agreements. MP Transferring Agent, LLC proposes to acquire the interests in MP Genco in exchange for an initial contribution in the amount of $100,000 in government collateralized repurchase agreements. Monongahela Power seeks authorization for MP Transferring Agent, LLC to issue and Monongahela Power to acquire all of the limited liability interests in MP Transferring Agent, LLC.

     Monongahela Power proposes to issue two non-interest  bearing
promissory  notes  as  additional  capital  contributions  to   MP
Transferring Agent, LLC.  Monongahela Power proposes to contribute a non interest bearing note payable to MP Transferring Agent, LLC for approximately $201.7 million, which is the difference between Related Assets ($52.2 million) and Related Liabilities ($253.9
million)  ("Balancing Note").<F19>   Monongahela  Power  proposes to
issue another non-interest bearing note to MP Transferring Agent, LLC ("Liquidation Note"). The Liquidation Note will be in an
amount  that is $20 million greater than the Purchase  Note.   The
Liquidation  Note  will be in the amount of $509.6  million.   The
additional $20 million principal amount is necessary in order to assure that the principal amount of the Liquidation Note is sufficient to offset the principal amount of the Purchase Note and expected accrued interest.

               iii. Transfers

     Assuming all necessary regulatory approvals are received, as of January 1, 2001,<F20> Monongahela Power proposes to transfer or contribute<F21> a total of 100% of its ownership interests in Generating Assets, Related Assets, Related Liabilities, and Other
Rights  and  Interests   to  MP Transferring  Agent,  LLC.  As  of
December 31, 2000, the projected net book values are projected to be as follows: Generating Assets - $456.5 million; Related Assets
- $52.2 million; and Related Liabilities - ($253.9 million).



<F18>   MP  Transferring  Agent,  LLC  and  MP  Genco  are necessary intermediate entities for tax and other lawful business purposes.
<F19> Other Rights and Interests have, and are carried at, a zero book value.
<F20> January 1, 2001 will be the effective date of the Transaction.
<F21> The contributions are set forth in the preceding section.

     In exchange for the Generating Assets MP Transferring Agent, LLC proposes to issue to Monongahela Power an interest bearing unsecured promissory note ("Purchase Note") for approximately $489.6 million. The Purchase Note equals the sum of the net book value of the Generating Assets ($456.5 million) plus the estimated net book value of fuel, supplies, and inventory ($33 million) (collectively "Inventory"). Inventory will also be transferred using the Transaction structure described to move the Generating Assets. Monongahela Power proposes to make a post transfer true up to adjust the transaction to reflect actual net book values as of December 31, 2000.

            As of December 31, 2000, Monongahela Power projects it
will have approximately $210 million of outstanding first mortgage bonds. Monongahela Power expects to obtain a release of the Generating Assets from the lien of the first mortgage by certifying or pledging additional bondable property to the trustee in an amount not less than the net book value of the Generating Assets. Monongahela Power's first mortgage bond indenture permits Monongahela Power to transfer any of its property and the Trustee under the bond indenture must release that property from the lien of the indenture so long as Monongahela Power replaces that property with other property that is not currently pledged or certified to support another first mortgage bond issue. The additional bondable property pledged is not specifically identified in the pledge. Rather, a general pledge, by property classification, covering gross property additions purchased, constructed or otherwise acquired during a defined period of time is given.

     The release of Monongahela Power's Generating Assets is no different than the transfer and release of a single piece of Monongahela Power's property from the indenture. Since Monongahela Power owns sufficient property to replace or substitute for the Generating Assets property being released, Monongahela Power's outstanding first mortgage bonds are not impaired in any way. After the release of the Generating Assets, these bonds are supported by the same dollar value of property as before the release of the Generating Assets. The Trustee under Monongahela Power's indenture and the Trustee's counsel have both agreed with that such a transfer and release of Monongahela Power's Generating Assets is in accordance with the terms of the indenture and that the security for the remaining outstanding bonds will not be impaired. Monongahela Power requests authority to pledge those assets described above in order to obtain the release from the Trustee.

     MP Transferring Agent, LLC will contribute the Generating Assets, Related Assets, Related Liabilities, and Other Rights and Interests to MP Genco. The Liquidation Note and Balancing Note remain at MP Transferring Agent, LLC as does the Purchase Note obligation. After the transfers are executed, MP Transferring Agent, LLC proposes to dividend MP Genco's interests, the Balancing Note, and the Liquidation Note - net of the Purchase Note - to Monongahela Power. Monongahela Power proposes to then dividend the MP Genco interests to Allegheny Energy, Inc. Thereafter, Allegheny proposes to merge MP Genco into Genco.

     Upon completion of the Transaction, Monongahela Power's Generating Assets, Related Assets, Related Liabilities, Other Rights and Interests will have been successfully transferred to Genco. Thereafter, Applicants propose to liquidate MP Transferring Agent, LLC.

          2.     Agreements

     Subject to the WV PSC and the PUCO issuing final orders, Monongahela Power may be required enter into standard offer service as provider of last resort after the start of customer choice. Monongahela Power has discretion as to how it arranges for its tariff and standard offer service load. Monongahela Power and Genco propose to enter into an energy supply agreement or series of agreements with each agreement pertinent to an individual jurisdictional supply obligation sufficient to allow Monongahela Power to meet its continuing service obligations as may be imposed in West Virginia or Ohio.

     Monongahela Power and Genco propose to enter into a debt assumption agreement under which Genco shall assume the obligation for $100 million in outstanding debt. This assumption is designed to recognize the fact that a portion of Monongahela Power's first mortgage obligations indirectly relates to the Generating Assets being transferred. The assumption is similar to, and consistent with, the treatment of Related Liabilities. Additionally, the assumption is necessary to comply with the Commission's debt to equity requirements and the commitment made by Monongahela Power, Potomac Edison and Allegheny not to engage in any transaction if the result would be non-compliance with the Commission's debt to equity requirements. Notwithstanding the assumption of the payment obligation to Genco, Monongahela Power will remain liable for its first mortgage bonds by operation of the terms and conditions of the first mortgage bonds indenture.

     In addition to the previously discussed debt assumption agreement, Monongahela Power and Genco also propose to enter into leaseback, service, and operating agreements to, respectively, assure sufficient actual generation will be available to meet Monongahela Power's service obligations, permit Allegheny's service subsidiary to provide services, and to provide for the continued operation of the facilities while licenses and permits are transferred. Genco would be free to satisfy the standard offer service load requirements either by dispatch of the transferred generation facilities or by purchases in the market. The leaseback agreement is made necessary to avoid double taxation due to certain provisions in the West Virginia tax code which, absent a leaseback from Genco to Monongahela Power, would result in Genco being taxed on the electricity generated and Monongahela Power being taxed on upon distribution of that same electricity. The agreements would allow Monongahela Power to fulfill its regulatory obligations in West Virginia and Ohio as required. All agreements will be performed in adherence with the "at cost" provisions of Rules 90 and 91 under the Act.

          3.   Capitalization Ratios

     The Transaction, when completed, will not impact the debt / equity ratios of Allegheny. Moreover, Monongahela Power, Allegheny, and all the subsidiaries thereof, will not undertake to issue any debt or engage in any transaction if such action would result in either Monongahela Power's or Allegheny's consolidated system debt / equity ratios falling below the Commission's debt / equity requirement of 30% common stock equity. Additionally, within sixty (60) days after the end of each financial quarter, Monongahela Power and Allegheny will provide the Commission with reports containing actual and pro forma capitalization ratio calculations in the same format that was provided in the confidential exhibit to this application for Allegheny on a consolidated basis and for Monongahela Power.

Item 2.   FEES, COMMISSIONS AND EXPENSES

     Fees and expenses in the estimated amount of $100,000 plus ordinary expenses of approximately $500 are expected to be incurred in connection with the preparation of this application. None of the fees, commissions, or expenses is to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial, and other services to be performed at cost.

Item 3.   APPLICABLE STATUTORY PROVISIONS

     The relevant standards for Commission review of this application under Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 43(a), 44, 45, 46, 54, 90 and 91 under the Act.

     A.   Sections 9 & 10

      Section  9(a)(1)  provides that unless the Commission  under
Section 10 has approved the acquisition, it shall be unlawful for any registered holding company or any subsidiary company thereof
"to acquire, directly or indirectly, any securities or utility assets or any other interest in any business." Section 10(f) provides that:

          The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of Section 11.

If the requirements of subsection (f) of this section are satisfied, the Commission shall approve the acquisition unless the Commission finds that:

            (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

            (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

            (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

The Transaction, for the reasons set forth below, satisfy the standards of Section 10 of the Act.

          1.   The Transaction Complies With State Law

     The Transaction complies with, or upon completion of the record shall comply with, applicable state laws on the matter of restructuring and the transfer of utility assets. Specifically, Monongahela Power and Allegheny have structured the Transaction in response to state laws and legislative mandates. The Transaction puts into effect the state regulatory and legislative determination that restructuring is in the public interest.

     The Transaction is reasonably incidental, economically necessary and appropriate to the operations of Monongahela Power and the Allegheny system. Specifically, the Transaction will: (a) allow Monongahela Power to continue to serve the needs of its regulated customers while positioning the Allegheny system for competition in the deregulated retail generation market; (b) remove the Generating Assets from rate-regulated Monongahela Power; (c) allow Genco to manage and operate the Generating Assets with due regard to market considerations; and, (d) increase the flexibility for financing activities on cost-effective terms that reflect the costs of capital for each area of business activity.

          2.   The Capital Structure Is Not Unduly Complicated

     The Transaction does not unduly complicate the capital structure of the Allegheny system. The capital structure of the Allegheny system on a consolidated basis will be essentially
unchanged.    The   Transaction  will  tend  toward   the   proper
functioning of the Allegheny system in a partly deregulated, partly regulated operating environment. The Transaction simplifies the  Allegheny  structure and results in  a  more  economical  and
efficient   system.    The  resulting  increased   efficiency   of
operations significantly offsets any perceived added complexity caused by the Transaction.<F22> For all of the foregoing reasons, the Transaction satisfies the requirements of and is consistent with the Act.

          3.   The Consideration is Fair and Reasonable

       The consideration to be paid in connection with the Transaction is fair and reasonable. Indeed, the WV PSC and PUCO have determined that the price (i.e., net book value) to be paid to Monongahela Power for the Generating Assets as fair and
reasonable.   Moreover,  in  File No.  70-9483  and  70-9627,  the
Commission reached a similar conclusion on the fair and reasonableness of the consideration received in approving the respective applications of West Penn Power Company and Potomac Edison to transfer generating assets to Genco at net book value.<F23>
The Commission's reasoning in those cases are equally applicable to this Transaction.


<F22> See Wisconsin's Environmental Decade, Inc. v SEC, 882 F.2d 523,
527 (D.C. Cir. 1989); Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990); Entergy Corp., Holding Co. Act Release No. 25 136 (Aug. 27, 1990).
<F23>  See  Allegheny Energy, Inc., Holding Co. Act Release No.35-
27101, Order Authorizing Formation of Subsidiary Company; Transfer
of  Assets  to  Generation Company; Issuance  and  Acquisition  of
Securities;   Capital   Contributions;  and   Service   Agreements
(November 12, 1999). See also Allegheny Energy, Inc., Holding Co. Act Release No.35-27205, Order Authorizing Formation of Subsidiary Companies; Transfer of Assets and Liabilities to Generation Company; Issuance of Notes; Payment of Dividends; Intrasystem Service Agreements; Reservation of Jurisdiction (July 31, 2000).

     B.   Section 12 & Rule 46

      Section 12(c) governs the proposed dividends for which authorization has been sought. Section 12(c) provides that:

          It shall be unlawful for any registered holding company or any subsidiary company thereof, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, to declare or pay any dividend on any security of such company or to acquire, retire, or redeem any security of such company, in contravention of such rules and regulations or orders as the Commission deems necessary or appropriate to protect the financial integrity of companies in holding-company systems, to safeguard the working capital of public-utility companies, to prevent the payment of dividends out of capital or unearned surplus, or to prevent the circumvention of the provisions of this chapter or the rules, regulations, or orders thereunder.

Allegheny expects that the distribution of the Ownership Interests of MP Genco to Monongahela Power and, then, by Monongahela Power to Allegheny, in each instance will be a dividend out of "capital or unearned surplus" within the meaning of Rule 46 under the Act. Applicants believe that, in the overall context of the Transaction, neither shareholders, ratepayers nor the public will be adversely affected. The distributions have been structured as such in order to minimize the tax burden on the Applicants. The distributions are fundamentally necessary to effect the transfer by Monongahela Power of the Generating Assets to an affiliate in the Allegheny system.

     The distributions will be the final step in the reduction of the capitalization of Monongahela Power and the reorganization of the Allegheny system, in accordance with, and fulfillment of, the regulations and legislative policies and objectives that culminated in deregulation of and competition in electrical generation in West Virginia and Ohio, as described herein. The distributions are not intended to harm the interests of Monongahela Power or, ultimately, Allegheny. The Allegheny system will continue to own the assets transferred by such distributions. The regulated parts of Monongahela Power's business (electricity transmission and distribution, and natural gas supply and distribution) not subject to deregulation and competition and will continue to be owned directly by Monongahela Power. Monongahela Power and the public which it serves will, to a large degree, be protected from the uncertainties and possible losses affecting generation in a competitive and deregulated retail environment. For these reasons, the proposed distributions are entirely consistent with the policies and principles behind Section 12 of the Act.

     C.   Section 13(b) Compliance

     Section 13(b) of the Act provides that:

            It shall be unlawful for any subsidiary company of any registered holding company or for any mutual service company, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, to enter into or take any step in the performance of any service, sales, or construction contract by which such company undertakes to perform services or construction work for, or sell goods to, any associate company thereof except in accordance with such terms and conditions and subject to such limitations and prohibitions as the Commission by rules and regulations or order shall prescribe as necessary or appropriate in the public interest or for the protection of investors or consumers and to insure that such contracts are performed economically and efficiently for the benefit of such associate companies at cost, fairly and equitably allocated between such companies.

Any transaction between Genco and Monongahela Power, including the Joint Owner Operating Agreements, and any other service agreements related to the Generating Assets or for the operation of all other Generating Assets, or the provision of other services, shall be in compliance with section 13(b) of the Act and Rules 90 and 91 under the Act.

     D.       Rule 54 Compliance

     Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered holding company or its subsidiaries other than with respect to EWGs and foreign utility companies ("FUCOs"), will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. At March 31, 2000, Allegheny's average consolidated retained earnings were approximately $865.0 million, and Allegheny's aggregate investment in EWGs and FUCOs was approximately $4.2 million. Accordingly, Allegheny may invest up to approximately $432.5 million or an additional $428.3 million (50% of Retained Earnings less existing investment) in EWGs and FUCOs as of March 31, 2000. When the Transaction is consummated, for purposes of compliance with Rule 54, Allegheny's aggregate investment in EWGs and FUCOs will not exceed 50% of its consolidated retained earnings and the provisions of Rule 53(a) will be satisfied.

     Allegheny further states that for purposes of Rule 54, that the conditions specified in Rule 53(a) are satisfied and that none of the conditions set forth in rule 53(b) exist or will exist as a result of the proposed Transaction. The conditions will be unaffected by this Transaction. As a result, the Commission will not consider the effect on Allegheny subsidiary that is an EWG or FUCO, as each is defined in sections 32 and 33 of the Act, respectively, in determining whether to approve the proposed Transaction.

Item 4.   REGULATORY APPROVAL

                     To be filed by amendment

Item 5.   PROCEDURE

     It is requested that the Commission's order granting this Application or Declaration be issued on or before December 31, 2000. There should be no recommended decision by a hearing examiner or other responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission's order and its effective date. Applicants consent to the Division of Corporate Regulation assisting in the preparation of the
Commission's decision and order in this matter, unless the Division opposes the Transaction covered by this Application or Declaration.

Item 6.   EXHIBITS AND FINANCIAL STATEMENTS

     A.   Exhibits

           B-1  Fort  Martin  Unit No.  2  Construction  and
                Operating Agreement, dated December   30,  1965,
                between Monongahela, Potomac Edison, and Genco (incorporated by reference to File No. 70-9483).

           B-2  Pleasants  Power  Station  Construction  and
                Operating Agreement, dated as of September 15, 1977, between Monongahela, Potomac Edison and West Penn (incorporated by reference to File No. 70-9483 )

           B-3  Hatfield's Ferry Power Station  Construction and
                Operating Agreement, dated April 20, 1968, between Monongahela, Potomac Edison and West Penn
                (incorporated by reference to File No. 70-9483).

           B-4  Harrison  Power   Station  Construction  and
                Operating Agreement, Dated as of March 31, 1971, between Monongahela, Potomac Edison and West Penn (incorporated by reference to File No. 70-9483)

          B-5 Form of Assignment of each Joint-Owner Operating Agreement (incorporated by reference to File No. 70-9627)

          B-6  Form of Proposed Operating Agreement between
               Monongahela Power and GENCO (incorporated by reference to File No. 70-9627).

          B-7  Inter-Company   Power  Agreement  between   Ohio Valley
               Electric Corporation, Potomac Edison and the other parties thereto, dated July 10, 1953, as modified
               (incorporated by reference to File No. 70-9483)

          B-8 Equity Agreement between Monongahela, Potomac Edison and West Penn, dated June 17, 1981, as amended (incorporated by reference to File No. 70-9483)

          B-9   APS Power Agreement between, Monongahela, Potomac
                Edison, West Penn, And, AGC, dated August 24, 1981 (incorporated by reference to File No. 70-9483)

          B-10  Form  of  Service  Agreement to be entered  into
                between AESC and MP Transferring Agent LLC.
               (incorporated by reference to File No. 70-9627)

          B-11  Albright  Power   Station  Construction  and
                Operating Agreement, Dated as of June 2, 1952, between Monongahela Power and Potomac Edison (incorporated by reference to File No. 70-9483)

          B-12 Leaseback Agreement by and between Monongahela Power and Allegheny Energy Supply Company, LLC.
                (to be filed by amendment)

          D-1   Application of Monongahela Power to WV PSC
                (filed September 15, 2000)

          D-2   Order of WV PSC
                (to be filed by amendment)

          D-3   Monongahela Power Stipulation filed with the PUCO
                (filed September 15, 2000)

          D-4   Order of the PUCO
                (to be filed by amendment)

          D-5  Application of Monongahela Power to FERC
               (filed September 15, 2000)

          D-6  Order of the FERC
               (to be filed by amendment)

          D-7  June 23, 2000 Order of WV PSC
               (incorporated by reference to File No. 70-9627)

          F    Opinion of Counsel
               (to be filed by amendment)

          H    Form of Notice (filed September 15, 2000)

Financial Statements

          FS-1 Allegheny Energy, Inc. and subsidiaries consolidated balance sheet, statement of income, and capital ratios per books and pro forma (filed via Form SE September 15, 2000)

          FS-2 Allegheny Energy Supply Company consolidated balance sheet, statement of income, and capital ratios per books and pro forma (filed via Form SE September 15, 2000)

          FS-3 Monongahela Power consolidated balance sheet, statement of income, and capital ratios per books and pro forma (filed via Form SE September 15, 2000)

     Item 7.        INFORMATION AS TO ENVIRONMENTAL EFFECTS

     A. The authorizations applied for herein do not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

          B.   Not applicable.

                             SIGNATURE

           Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                               ALLEGHENY ENERGY, INC

                               /s/ THOMAS K. HENDERSON

                               Thomas K. Henderson


                               MONONGAHELA POWER COMPANY

                               /s/ THOMAS K. HENDERSON

                               Thomas K. Henderson


                               ALLEGHENY ENERGY SUPPLY
                                   COMPANY, LLC

                                /s/ THOMAS K. HENDERSON


                               Thomas K. Henderson


                               ALLEGHENY ENERGY SERVICE COMPANY

                               /s/ THOMAS K. HENDERSON

                               Thomas K. Henderson


Dated:  September 15, 2000